N E W S   R E L E A S E

TALISMAN ENERGY DRILLS PROLIFIC FOOTHILLS WELL

CALGARY, Alberta –October 18, 2006 - Talisman Energy Inc. has drilled another prolific well in the Alberta Foothills.  The well tested at a rate of 14 mmcf/d (gross, raw gas). Restricted by surface equipment, the well had an estimated sandface absolute open flow rate potential of 372 mmcf/d and estimated wellhead absolute open flow rate potential of 94 mmcf/d. The well is expected to be tied-in during the second quarter of 2007.

This well was the 54th successful well drilled by Talisman in the Alberta Foothills since 2003.  The region is an emerging growth area for Talisman.  The Company recently set a new weekly production record of 185 mmcf/d in the Alberta Foothills. Talisman currently has approximately 55 mmcf/d of raw sales gas behind pipe in the region which is in the process of being tied in to the Talisman operated Lynx and Palliser Pipelines, as well as other area facilities.

Talisman has approximately 200 leads in the Alberta Foothills, with approximately 740,000 gross acres of land and estimated prospective resources of three trillion cubic feet of natural gas.  Talisman is currently drilling 11 wells in the region and has plans to drill 30 gross wells in 2007.

“This is one of the best wells ever drilled in the Alberta Foothills,” said Dr. Jim Buckee, President and Chief Executive Officer.  “This latest well continues to demonstrate Talisman’s pre-eminent position in the deeper, high deliverability parts of the basin.  Our track record, land position, technical skills and Talisman operated infrastructure give us a strong, competitive advantage in the Foothills.”

Talisman Energy Inc. is an independent upstream oil and gas company headquartered in Calgary, Alberta, Canada.  Talisman has operations in Canada and its subsidiaries operate in the North Sea, Southeast Asia, Australia, North Africa, the United States and Trinidad and Tobago. Talisman’s subsidiaries are also active in a number of other international areas.  Talisman is committed to conducting its business in an ethically, socially and environmentally responsible manner. The Company is a participant in the United Nations Global Compact and included in the Dow Jones Sustainability (North America) Index. Talisman's shares are listed on the Toronto Stock Exchange in Canada and the New York Stock Exchange in the United States under the symbol TLM.

For further information on Talisman Energy, please contact:

David Mann

Christopher J. LeGallais

Senior Manager, Corporate & Investor Communications

Senior Manager, Investor Relations

Phone:

403-237-1196

Phone:

403-237-1957

Fax:  403-237-1210

Fax: 403-237-1210

E-mail:

tlm@talisman-energy.com

Email:

tlm@talisman-energy.com

33-06

~~  This release is available on Talisman’s Internet Web Site:  WWW.TALISMAN-ENERGY.COM  ~~

Forward-Looking Statements

This press release contains statements that constitute forward-looking statements or forward-looking information (collectively “forward-looking statements”) within the meaning of applicable securities legislation.  These statements include, among others, statements regarding estimated volumes and timing of production, business plans for drilling, development, estimated resources in the Northern Alberta Foothills area and other expectations, beliefs, plans, goals, objectives, assumptions, information and statements about possible future events, conditions, results of operations or performance.  Often, but not always, forward-looking statements use words or phrases such as: “expects”, “does not expect” or “is expected”, “anticipates” or “does not anticipate”, “plans” or “planned”, “estimates” or “estimated”, “projects” or “projected”, “forecasts” or “forecasted”, “believes”, “intends”, “likely”, “possible”, “probable”, “scheduled”, “positioned”, “goal”, “objective” or state that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved.

Various assumptions were used in drawing the conclusions or making the forecasts and projections contained in the forward-looking statements throughout this press release. Statements which discuss business plans for drilling and development may be deemed forward-looking statements as they involve the implied assessment that the resources described can be profitably produced in the future, based on certain estimates and assumptions.

Forward-looking statements are based on current expectations, estimates and projections that involve a number of risks and uncertainties, which could cause actual results to differ materially from those anticipated by Talisman and described in the forward-looking statements. These risks and uncertainties include:

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the risks of the oil and gas industry, such as operational risks in exploring for, developing and producing crude oil and natural gas, and market demand;

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risks and uncertainties involving geology of oil and gas deposits;

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the uncertainty of reserves estimates and reserves life;

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the uncertainty of estimates and projections relating to production, costs and expenses;

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potential delays or changes in plans with respect to exploration or development projects or capital expenditures;

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fluctuations in oil and gas prices, foreign currency exchange rates and interest rates;

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health, safety and environmental risks;

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uncertainties as to the availability and cost of financing and changes in capital markets;

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changes in general economic and business conditions;

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the possibility that government policies or laws may change or governmental approvals may be delayed or withheld; and

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the Company’s ability to implement its business strategy.

We caution that the foregoing list of risks and uncertainties is not exhaustive. Additional information on these and other factors which could affect the Company’s operations or financial results are included: (1) under the heading “Risk Factors” in the Company’s Annual Information Form; and (2) under the headings “Management’s Discussion and Analysis – Risks and Uncertainties” and “Outlook for 2006” and elsewhere in the Company’s 2005 Annual Report Financial Review. Additional information may also be found in the Company’s other reports on file with Canadian securities regulatory authorities and the United States Securities and Exchange Commission (“SEC”).

Forward-looking statements are based on the estimates and opinions of the Company’s management at the time the statements are made. Unless material, the Company assumes no obligation to update forward-looking statements should circumstances or management’s estimates or opinions change.

~~  This release is available on Talisman’s Internet Web Site:  WWW.TALISMAN-ENERGY.COM  ~~

Oil and Gas Information

Throughout this press release, Talisman makes reference to production volumes. Where not otherwise indicated, such production volumes are stated on a gross basis, which means they are stated prior to the deduction of royalties and similar payments. In the U.S., net production volumes are reported after the deduction of these amounts.  In this press release, Talisman refers to prospective resources, as defined by the Society of Petroleum Engineers/World Petroleum Congress, which are inherently more uncertain than proved reserves and which US oil and gas companies are prohibited from including in reports filed with the SEC.

~~  This release is available on Talisman’s Internet Web Site:  WWW.TALISMAN-ENERGY.COM  ~~